Exhibit 21.1

STREICHER MOBILE FUELING, INC.
SUBSIDIARIES

The following is a list of the subsidiaries of the Company and the jurisdictions under which each is organized. The Company owns 100 percent of the voting securities of each such subsidiary.

Name of Subsidiary	Jurisdiction of Organization

Streicher Realty, Inc.	Florida
SMF Services, Inc.	Delaware
H & W Petroleum Company, Inc.	Texas